Exhibit 99.1

SUZANO DAY 2022

2 Play a leading role in sustainability Be“Best-in-Class”in the Total Pulp Cost vision Advance in the links of the chain, always with competitive advantage Maintain relevance in Pulp, through good projects Expand boldly intoNew Markets AVENUES 2022

Play a leading role in sustainability 3

Some of the main topics:Savethedate2ndESG CallJune23rd, 2022 Towards a regenerative business for a regenerative society Climate Change Biodiversity Social Development 4

Continuous improvement on sustainability governance

Variable compensation (C-level[1])

Since 2020

- Targets linked to D&I

Since 2021

- Targets also linked to other material themes


example
50%
25%
25%
17%
2021
2022
Climate Change
Social Development

Transparency and accountability

Annual Sustainability Report
+
Sustainability Center


suzano
2021 SUZANO REPORT

early May

Some of 2021 highlights:

- Supply chain management
- Innovative practices on forestry management

[1]C-level includes Statutory and Non-statutory officers


suzano

5

Expand boldly into New Markets 6

Important progress in our bio-businesses agenda

suzano

Routes ▶ Identification of Potential Partners ▶ Selection of technology partners ▶ Pilot Project ▶ Commercial agreements ▶ Commercial Investments Monetization

Addressable market[1]



Textiles — 2021 ✔ — 2022 ✔ — US$ 70 bn



MFC — 2021 ✔ — 2022 ✔ — US$ 5 bn



Biofuels — 2021 ✔ — 2022 ✔ — US$ 20 bn



Carbon — 2021 ✔ — 2022 ✔ — US$ 20 bn

US$115 bn

[1]Analysis of Suzano's Strategy and New Business Team based on reports from Spinnova, Ensyn, Task Force for Voluntary Carbon Markets and various market consultancies

7

In textiles, Spinnova/Woodspinis becoming a reality Commercial plant of 1k ton/yr8 19%81%€ 462M¹¹Market caponMar 15 2022 Staple Fiber MFC Start of production: Dec. 22

The North Face develops new eco-sustainablefabricsOur planted wood-based fiber with leading brands9 Spinnovaand adidas introduce the all-new hoodie, the first adidas product made with the sustainable SPINNOVA "The H&M Group’s ambition is to become fully circular. We see Spinnovaas having great potential to address several of the sustainability challenges we face today,” comments Mattias Bodin, H&M Group’s Circular Innovation Lab Lead.

Our carbon business is about to be launched10 Continuous GHG projectidentification:–Planted forests projects–Restoration and conservation of native forests–Energy efficiency, renewable energy and fuel conversionFirst project submitted –Robust additionality criteria–In validationphasewithVerra¹CarbonCredits1 Voluntary Carbon Standard ID#2790Identified projects, potential under exploration 22.5Mt CO27.5Mt CO2PotentialPipeline >30Mt CO2

Increasing global pressures for sustainable consumption

Single-use-plastic ban

Announced as of 2020

- Australia
- Brazil
- Canada
- Chile
- USA
- EU

+ 1 dozen other countries



44%
World consumption of single-use plastics[1]
7%

New announcements (2021 and 2022)

- India
- Mexico
- United Kingdom
- Taiwan

General Assembly of the United Nations

President of the 73rd session

PRE-UNEA STATEMENT

BUSINESS STATEMENT FOR A LEGALLY BINDING UN TREATY ON PLASTIC POLLUTION

Feb 18 (Reuters) – United Nations member states are set to meet this month in Nairobi to draft the blueprint for a global plastics treaty, a deal that could see countries agree for the first time to reduce the amount of single-use plastics They produce and use.

It´s being touted as the most important environmental pact since the 2015 Paris Agreement on climate change

Beiersdorf, Coca-Cola, Colgate Palmolive, Danone, essity, frank green, Groupe L'Occitane, H&M Group, Henkel, IKEA, Inditex, L'ORÉAL, MARS, Mondelēz International, Nestlé, P&G, PEPSICO, PHILIPS, Pick n Pay, Unilever, Walmart, zalando

Source: Smithers, Fastmarket Risi, public sources. Reuters. [1] % of world consumption of single-use plastics in countries that have implemented restrictive measures (Smithers, internal analysis)

11

12 60 20182019202020212022eKTonNew products in convergence with consumption megatrends Illustrative images: the volumes are composed of the totality of products developed in the last 36 months, in addition to those represented by images.

Advance in the links of the chain, always with competitive advantage 13

14 Tissue Packaging Fluff Paper

15 Tissue

Competitive environment confirms ongoing trendsTissueMarket -Brazil (2009 – 2020 1 ) 8%89%% CategoriesAt Home 2020:World 16%55%22%7%Source: 1RISI. 2Euromonitor. 3Nielsen Retail INA. Based on market share of players prior to 2021. PaperTowels ToiletPaper Facial Tissues PaperTablewareKg per capita per yearTissueMarket –At Home (2018 2 ) 10%20%30%50%40%60%70%80%90%100% 1 -5 Players6 -10 PlayersOthersValueMarket Share 271496 ValueMarket Share-Brazil3 SUZANO Player 2 Player 1 Player 3 Player 4 OTHERS % MS-R$ 363232313257912129101012121112111516161515252424242320172018201920202021 0 4.96.78.311.2 16

Market presence will lead to **higher profitability**

Best improvement among peers in distribution channel[1]

Weighted Distribution %
(Total Brazil)


Player 2
Player 1
Player 4
Player 3
SUZANO
90
91
89
89
91
72
73
75
75
59
59
55
57
56
57
52
44
55
2017
2018
2019
2020
2021

In 4 years, Mimmo is the brand with the 4th highest recall[2] in NE and ES

Brand Awareness %


+10 p.p
1Q21
4Q21
Brand 1
Brand 2
Brand 3
Mimmo
Brand 4
Brand 5
Brand 6
Brand 7

Production and sales volume reach maximum capacity

Jumbo Rolls Production Capacity


150 Kt Maximum Nominal Capacity
1H 2019
2H 2019
1H 2020
2H 2020
1H 2021
2H 2021

Source: [1]Nielsen (weighted distribution is the % of Suzano's presence in stores that account for the highest share in terms of value in the category); [2]Mindminers.

17

18Lower competitiveness of regional players' assetsTrend of consolidation by large players Growing demand for two-ply and three-ply productsMarket TrendsGrowthOpportunities INORGANIC (REGIONAL ) ORGANIC Opportunity for growth, organically or via M&A Production and sales reach 100% installed capacity Expansion of conversion capacity with plant in Cachoeiro/ES Production and sales reach 100% installed capacity Suzano acquiresFACEPA2018202020212022

Maintain relevance in Pulp, through good projects 19

BHKP organic demand growth by 4.7 Mt in the next five years


+4.7Mt
36.4
41.1
+0.9 Mt/y
2021¹
2026e

	Tissue	Packaging	Specialties	P&W
China	↑	↑	↑	→
Europe	↑	↑	→	↓
N. America	↑	↑	↗	↓
World	↑	↑	↑	↓
Global consumption 2021 | Mt	40	234	42	99
Share of global paper market	10%	56%	10%	24%
Share of global market BHKP demand	50%	8%	20%	21%

↑ Over +1.5% ↗ +0.5% to 1.5% → -0.5% to +0.5% ↓ Below -0.5% (p.a.)

Additional demand drivers: Fiber to Fiber and Fossil to Fiber

Source: [1]PPPC G100 Report (Dec.2021). | Estimates according to Suzano BI | Scenario does not include possible impact from Russia/Ukraine conflict.

20

21 Source: Suzano BI, Fastmarkets RISI, Hawkins Wright, Brian McClay. ¹Includes a small proportion of nonwood in China and integrated pulp. | Scenario does not include possible impact from Russia/Ukraine conflict. Fibers Share in World Tissue Production (%) BSKP Share at TissueBHKP Share at TissueRCP Mainly¹Global tissue industry still provides significant room for increasing BHKP furnish2011201220132014201520162017201820192020202120222023202420252026+17 p.p.last10 years Trends to favor BHKP –More flexible paper machines–Fiber improvements through R&D -softness and tensile–Limited new BSKP supply–Limited RCP/SOP availability–Cost competitiveness vs. BSKP FibertoFiberopportunity: +1.0 MtBHKP until2026 in theworld 474915202530 35 40 45 50 55

Packaging industry in China to boost BHKP demand

Cartonboard Production in China



45%
55%
61%
39%
~65%
~35%
2017
2021
2026e
Ivory Board
Duplex Board

Ivory Board:
~35% market BHKP
12.2Mt Production in China in 2021





Two layers of bleached chemical pulp

Duplex Board:
~3% market BHKP
7.8Mt Production in China in 2021





Mainly recycled pulp

- **Cartonboard** - Trends to favor BHKP
  - Lower availability of RCP
  - Fiber's tensile improvements through R&D
  - Packaging premiumization to promote branding strategy
  - Cost competitiveness vs. BSKP

Fiber to Fiber opportunity:

+1.0 Mt BHKP in the next five years[1]

Source: Suzano BI, Fastmarkets RISI, Hawkins Wright, Brian McClay. | [1]Expected 900kt (China) and 100kt (Rest of the World). | Scenario does not include possible impact from Russia/Ukraine conflict.

22

BHKP demand expected to grow at least 6.7 Mt until 2026

suzano

Global BHKP Demand



+6.7Mt
36.4
4.7
+0.9 Mt/y
41.1
2.0
+0.4 Mt/y
43.1
Additional²
• RCP substitution
• Wood availability for integrated pulp production
Unleashed Potential²
2021
Organic Growth
2026e
Fiber to Fiber 1
2026e
Additional Fiber to Fiber
Fossil to Fiber

Source: Suzano BI | [1]Higher participation of BHKP in Cartonboard and Tissue | [2]Only illustrative. | Scenario does not include possible impact from Russia/Ukraine conflict.

23

Supply expected to grow 6.9Mt in BHKP in the next five years suzano

Global BHKP Net Capacity Growth



+6.9 Mt
40.6
47.5
+1.3 Mt/y
2021
2026e

Supply risks

Historical unplanned **BCP** supply disruptions| Mt



+0.8 Mt
in 2 Years!
0.7
1.2
2.0
Historical Average¹
2017 - 2019 average
2020 - 2021 average

Source: Suzano BI, Fastmarkets RISI, Hawkins Wright, Brian McClay| Main projects considered: Bracell Star 2.8Mt (includes production between Sep-Dec/21), Arauco MAPA 1.5Mt in 2Q22, UPM Pasos de los Toros 2.1Mt in 1Q23, Suzano Cerrado 2.55Mt in 2H24. Closures and conversion accounts for -1.3Mt until 2026 such as Arauco -290kt/y and Resolute Calhoun Mill -190kt/y. [1] 2013-2016 - Scenario does not include possible impact from Russia/Ukraine conflict

24

Five years ahead:organic demand growth and fiber substitution provides healthy operating rate25Source: Suzano BI | Scenario does not include possible impact from Russia/Ukraine conflict. 36.443.140.647.520212026e Demand Capacity 90% O.R. 91% MtMt

Inflationary pressures on producers cost setting a new threshold for pulp prices 26Source: Hawkins Wright, March 2022. Nominal terms and assuming fixed FX rates | Scenario does not include possible impact from Russia/Ukraine conflict. BHKP marginal cost of production vs BHKP price (avg. per quarter) 300400 500 600 700 800 9001Q151Q161Q171Q181Q191Q201Q211Q221Q23 Marginal cost BHKP priceUS$ per ton-CIF ChinaUS$ 545/t1Q22 US$ 568/t1Q23

Cerrado Project:
A well defined path to start-up

Physical progress (%)
Inside-the-fence


3
43
82
100
Dec 2021
Dec 2022
Dec 2023
2H24

Total Capex Timeline:
R$ 19.3 Bn


4%
0.8
2021
38%
7.3
2022
37%
7.1
2023
21%
4.1
2024



2022 Targets

- Completion of infrastructure works
- Arrival of first equipments
- Start of electromechanical assembly of industrial plant

27

# Cerrado Project

## Greater efficiency in energy surplus generation



(MWh/ton)
+64%
0.14
0.63
0.23
Suzano As is
Cerrado Project
Suzano To be

Note: Total capacity includes integrated pulp volume

28

Be “Best-in-Class”in the Total PulpCost vision 29

Suzano Day 2022 Suzano Day 2021 Enhancing structural competitiveness 30

Total Operational Disbursement

suzano

TOD 2027[1] with Cerrado vs. 2021 (R$/ton)



1,584
418
460
706
TOD 2019
347
FX & Inflation
-262
TOD Performance
SUSTAINING CAPEX
SG&A + FREIGHT
CASH COST
1,669
401
557
711
TOD 2021
-14
FX
82
Inflation 2022
-150
TOD Performance
-87
Cerrado Project
~R$ 2.3 bn of savings / year
1,500
320
560
620
TOD 2027 w/ Cerrado²
USD Exposure
11%
69%
15%

TOD 2019	TOD 2021	TOD 2027 w/ Cerrado
FX 3.95	FX 5.40	FX 5.25
Brent US$64/bbl	Brent US$70/bbl	Brent US$70/bbl
Forestry radius 228 km	Forestry radius 220 km	Forestry radius 164 km
Third-party wood 37%	Third-party wood 43%	Third-party wood 22%

[1]Total Operational Disbursement at full capacity, including integrated pulp volumes. | [2]In real terms @ 2022 currency (Suzano's assumption) – 4.00%.

31

Low execution risk
Strong track record

Executed BHKP Projects¹ - LatAm

Year	Project
2002	**Aracruz C**
2004	**Jacareí**
2005	**Veracel**
2006	Cenibra; Santa Fé
2007	**Mucuri 2**; Fray Bentos
2009	**Três Lagoas 1**
2012	Vanguarda
2013	**Imperatriz**
2014	Montes Del Plata
2015	Guaíba 2
2016	Puma 1
2017	**Três Lagoas 2**
2021	Star

LatAm projects in the last 20 years


Others
53%
47%
suzano

Additional capacity in the last 20 years²


Others
60%
40%
suzano

Três Lagoas 2 recognized³ for its performance on:

- Delivery time
- Learning curve
- Cash cost

Average execution period – last 10 years⁴:

Suzano's projects	Peers
~30 months	~40 months

¹Does not include projects under current execution. Considers capacity at start-up and Suzano's projects include capacities of former capacities. | ²Considers 50% of the joint operation with Stora Enso at Veracel.
³https://www.pmi.org/about/awards/winners/past-award/project-of-the-year/horizonte-2 | ⁴Based on public data only and mills in operation.

32

Low leverage risk

Cash generation supports investment cycle

suzano

Rating Agencies' Opinion[2]

S&P Global Ratings

"We expect that the company will be able to maintain debt to EBITDA **below 3.5x** and positive free operating cash flow in the next three years, even in a strong investment cycle for the construction of the new pulp mill"

FitchRatings

"...net leverage to remain **below 3.0x** during a period of higher investments in the Cerrado Project".

Moody's

"For 2022 and 2023, leverage is likely to remain **below 3.0x**, even after incorporating the higher capital spending."


6,0
5,0
4,0
3,0
2,0
1,0
Klabin
(Puma I)
Suzano
(Imperatriz)
Arauco/
Stora Enso
(Montes del Plata)
CMPC
(Guaíba II)
Suzano
(Três Lagoas II)
Suzano
(Cerrado)1
Size of sphere = EBITDA (US$)
2009
2010
2012
2014
2016
2018
2020
2022
2024

New net debt target with Cerrado:

US$800/t → ~US$12 billion

Note: Not including projects under current execution | [1] 2024 Sell-side estimates: Goldman Sachs (Mar/22), HSBC (Fev/22), Itaú BBA (Fev/22), Morgan Stanley (Fev/22) and Scotiabank (Jan/22).

[2]S&P - Report Dec-21 | Fitch – Sector Report Jan-22 | Moody's – Nov-21.

33

# Low leverage risk
## Unique financial condition

suzano

### Capex inside-the-fence/EBITDA LTM[1]
(US$)


3.0
2.6
2.8
3.9
1.9
0.7
Montes del Plata
Imperatriz
Guaíba II
Puma I
Três Lagoas II
Cerrado

### Capex inside-the-fence/Liquidity[2]
(US$)


4.0
2.1
2.7
2.0
2.5
0.7
Montes del Plata
Imperatriz
Guaíba II
Puma I
Três Lagoas II
Cerrado



[1]Last twelve months (according to earnings release just before announcement) | [2]Cash on hand and RCF

34

Lower **price risk**
Higher cost competitiveness

Even more competitive BHKP Total Operational Cost
(US$/t)[1]



Marginal cost of production:
US$553/t²
531
527
503
503
498
494
450
448
411
389
349
310
300
280
60
105
116
Maintenance Capex
SG&A+Freight
Cash cost
Japan
US
Finland
China
Sweden
Bel / France
Canada
Iberia
East Europe
Other Asia
Chile / Uruguay
Indonesia
Brazil
Suzano w/ Cerrado 2027



¹Source: Hawkins Wright, December 2021 - FX considered by the consultant of R$/US$ 5.35. | ²Hawkins Wright estimates for 4Q22.

35

Interest rate increase scenario
Solid balance sheet

Amortization Schedule – Fixed vs. Floating rate
(USD million)

Average Cost (in US$)
4.3% p.a.

Average Term
89 months

Fixed
~90%

Net debt in US$ (%)
~100%



5.1
Stand by facilities[1]
1.3
Cash on hand
3.8
Liquidity 4Q21
100% fixed
0.7
2022
0.3
2023
0.6
2024
2.0
0.4
1.7
2025
2.1
0.5
1.6
2026
8.5
1.0
Floating
7.5
Fixed
2027 onwards



[1]Stand by facilities partially contracted in February 2022, according to 4Q21 earnings presentation.

36

Interest rate increase scenario

Hedging overview

Dollar futures curve

Mar/2022 vs Jan/2021

Current portfolio (US$ 4.5 billion)[1]

Average strikes (R$/US$):

Put @5.49
Call @6.47



+15%
5.53
Mar/2022
Jan/2021
+1%
+2%
5.31
5.35
5.47
+4%
5.25
5.31
+10%
5.21
+8%
4.81
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18
Months

[1]ZCC: US$3,969 million. | ZCC Cerrado: US$525 million. | NDF: US$30 million.

37

OUTLOOK Ambidexterity between short and long term Addressable market expansion ESG Protagonism Solid track record on capital allocation 38

Thank you!